SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 18, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a letter to be sent to the Registrant's shareholders in connection with the upcoming Annual General Meeting of Shareholders to be held on March 2, 2010.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Fabian Tenenbaum
Name: Fabian Tenenbaum
Title: Chief Financial Officer

Date: February 18, 2010

SYNERON MEDICAL LTD.
Tavor Building, Yokneam Industrial Zone,
Yokneam Illit 20692, Israel

February 22, 2010

Dear Fellow Shareholder,

You recently received proxy materials in connection with the Annual General Meeting of Shareholders of Syneron Ltd. to be held on Tuesday, March 2, 2010, and according to our latest records, your PROXY VOTE for this Annual Meeting HAS NOT YET BEEN RECEIVED.

Syneron Ltd. is asking shareholders to vote on Proposal 1: To Approve the Ratification of Auditors, Proposal 2: To Elect Class II Directors, and Proposal 3: To Approve an increase in Authorized Stock. Please refer to the proxy materials previously mailed to you for additional information.

The Board of Directors unanimously recommends a “FOR” vote on all proposals.

Regardless of the number of ordinary shares you own, it is important that they be represented at the Special Meeting. Your vote matters to us and we need your support.

Please vote your ordinary shares now so that your vote can be counted without delay. Voting is easy. You may use one of the options below to ensure that your vote is promptly recorded in time for the Special Meeting:

▪	VOTE BY TOUCH-TONE PHONE: You may cast your vote by calling the toll-free number on the enclosed proxy voting form. Follow the instructions on your proxy card to cast your vote.

▪	VOTE THROUGH THE INTERNET: You may cast your vote by logging onto the Internet website identified on the enclosed proxy voting form and follow the instructions on the screen.

▪	VOTE BY MAIL: You may cast your vote by mail by completing, signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

YOUR PARTICIPATION IS IMPORTANT - PLEASE VOTE TODAY!

We appreciate your support.

IF YOU HAVE RECENTLY MAILED YOUR PROXY CARD OR CAST YOUR VOTE BY PHONE OR OVER THE INTERNET, PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST.